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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ENVIVIO, INC.
(Name of Subject Company (Issuer))

CINDY ACQUISITION CORP.
(Offeror)
a direct wholly owned subsidiary of

ERICSSON INC.
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

29413T106
(CUSIP Number of Class of Securities)

John Moore, Esq.
Ericsson Inc.
6300 Legacy Drive
Plano, TX 75024
Tel: (972) 538-0572
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Jeffrey D. Marell, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
(212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)

$134,094,785	$15,582

(1)
The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was determined by multiplying (x) $4.10 (i.e., the per share tender offer price) by (y) the sum of (a) 28,367,872 shares of Envivio common stock issued and outstanding and (b) 4,338,173 shares subject to issuance pursuant to stock options and restricted stock units granted and outstanding under the Envivio, Inc. 2012 Stock Incentive Plan, the Envivio, Inc. 2010 Stock Option Plan and the Envivio, Inc. 2000 Stock Option Plan. The foregoing share figures have been provided by the issuer to the offerors and are as of September 18, 2015, the most recent practicable date.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001162, which is the current fee rate for October 1, 2014 to September 30, 2015.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒    third-party tender offer subject to Rule 14d-1.

  ☐    issuer tender offer subject to Rule 13e-4.

  ☐    going-private transaction subject to Rule 13e-3.

  ☐    amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

           If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

  ☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

  ☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

           This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this "Schedule TO") is filed by: (i) Cindy Acquisition Corp., a Delaware corporation ("Purchaser") and a direct wholly owned subsidiary of Ericsson Inc., a Delaware corporation (the "Parent"), and (ii) Parent. This Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share ("Shares"), of Envivio, Inc., a Delaware corporation ("Envivio"), at a price of $4.10 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 28, 2015 (together with any amendments and supplements thereto, the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 1.    Summary Term Sheet.

        The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is Envivio, Inc., a Delaware corporation ("Envivio"). Envivio's principal executive office is located at 400 Oyster Point Boulevard, Suite 325, South San Francisco, California 94080. Envivio's telephone number at such address is (650) 243-2700.

        (b)   This Schedule TO relates to all outstanding shares of common stock, par value $0.001 per share ("Shares"), of Envivio. Envivio has advised Ericsson Inc. ("Parent") that, as of the close of business on September 18, 2015, 28,367,872 Shares were issued and outstanding and 4,338,173 Shares were reserved for future issuance pursuant to stock options and restricted stock units, as described in further detail in the Offer to Purchase. The information set forth in the section of the Offer to Purchase entitled "Introduction" is incorporated herein by reference.

        (c)   The information set forth in the section of the Offer to Purchase entitled "Price Range of Shares; Dividends" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        This Schedule TO is filed by Parent and Cindy Acquisition Corp. ("Purchaser"). The information set forth in the section of the Offer to Purchase entitled "Certain Information Concerning Parent and Purchaser" and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Introduction," "Certain Information Concerning Envivio," "Certain Information Concerning Parent and Purchaser," "Background of the Offer; Past Contacts or Negotiations with Envivio," "The Transaction Agreements" and "Purpose of the Offer; No Stockholder Approval; Plans for Envivio" is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Introduction," "The Transaction Agreements," "Purpose of the Offer; No Stockholder Approval; Plans for Envivio," "Certain Effects of the Offer" and "Dividends and Distributions" is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        The information set forth in the section of the Offer to Purchase entitled "Source and Amount of Funds" is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company

        The information set forth in the sections of the Offer to Purchase entitled "Certain Information Concerning Envivio," "Certain Information Concerning Parent and Purchaser," "Purpose of the Offer;

No Stockholder Approval; Plans for Envivio" and "The Transaction Agreements" is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

        The information set forth in the section of the Offer to Purchase entitled "Fees and Expenses" is incorporated herein by reference.

Item 10.    Financial Statements.

        Not applicable.

Item 11.    Additional Information.

        (a)(1)  The information set forth in the sections of the Offer to Purchase entitled "Certain Information Concerning Envivio," "Certain Information Concerning Parent and Purchaser," "Background of the Offer; Past Contacts or Negotiations with Envivio," "Purpose of the Offer; No Stockholder Approval; Plans for Envivio" and "The Transaction Agreements" is incorporated herein by reference.

        (a)(2)  The information set forth in the sections of the Offer to Purchase entitled "Purpose of the Offer; No Stockholder Approval; Plans for Envivio," "Certain Conditions of the Offer" and "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (a)(3)  The information set forth in the sections of the Offer to Purchase entitled "Certain Conditions of the Offer," "The Transaction Agreements" and "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (a)(4)  The information set forth in the sections of the Offer to Purchase entitled "Certain Effects of the Offer" and "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (a)(5)  The information set forth in the section of the Offer to Purchase entitled "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (c)   The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.    Exhibits.

(a)(1)(i)	Offer to Purchase, dated September 28, 2015.*
(a)(1)(ii)	Letter of Transmittal (including Internal Revenue Service Form W-9 and instructions for completing the form).*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Summary Newspaper Advertisement, dated September 28, 2015.*
(a)(5)(i)
Press Release issued by Ericsson Inc. on September 10, 2015, originally filed as Exhibit 99.1 to Ericsson Inc.'s Schedule TO filed with the Securities and Exchange Commission on September 10, 2015, which is incorporated by reference herein.
(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of September 10, 2015, by and among Cindy Acquisition Corp., Ericsson Inc. and Envivio, Inc., originally filed as Exhibit 2.1 to Envivio Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 10, 2015, which is incorporated by reference herein.
(d)(2)	Confidentiality Agreement, dated as of March 1, 2015, between Telefonaktiebolaget LM Ericsson (publ) and Envivio, Inc.*
(d)(3)
Tender and Support Agreement, dated as of September 10, 2015, by and among Cindy Acquisition Corp., Ericsson Inc. and certain shareholders of Envivio, Inc., originally filed as Exhibit 99.1 to Envivio Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 10, 2015, which is incorporated by reference herein.
(e)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2015

CINDY ACQUISITION CORP.
By:	/s/ JOHN MOORE
	Name:	John Moore
	Title:	Director, Vice President and Secretary
ERICSSON INC.
By:	/s/ JOHN MOORE
	Name:	John Moore
	Title:	Vice President and General Counsel

 EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated September 28, 2015.*
(a)(1)(ii)	Letter of Transmittal (including Internal Revenue Service Form W-9 and instructions for completing the form).*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Summary Newspaper Advertisement, dated September 28, 2015.*
(a)(5)(i)
Press Release issued by Ericsson Inc. on September 10, 2015, originally filed as Exhibit 99.1 to Ericsson Inc.'s Schedule TO filed with the Securities and Exchange Commission on September 10, 2015, which is incorporated by reference herein.
(b)	Not applicable.
(d)(1)
Agreement and Plan of Merger, dated as of September 10, 2015, by and among Cindy Acquisition Corp., Ericsson Inc. and Envivio, Inc., originally filed as Exhibit 2.1 to Envivio Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 10, 2015, which is incorporated by reference herein.
(d)(2)	Confidentiality Agreement, dated as of March 1, 2015, between Telefonaktiebolaget LM Ericsson (publ) and Envivio, Inc.*
(d)(3)
Tender and Support Agreement, dated as of September 10, 2015, by and among Cindy Acquisition Corp., Ericsson Inc. and certain shareholders of Envivio, Inc., originally filed as Exhibit 99.1 to Envivio Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 10, 2015, which is incorporated by reference herein.
(e)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith.

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company
  Item 9. Persons/Assets Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX